Issuer Free Writing Prospectus dated March 20, 2014
Filed Pursuant to Rule 433
Registration No. 333-191229
(Relating to Preliminary Prospectus Supplement dated March 19, 2014)

Radisys Corporation

We have filed with the Securities and Exchange Commission (the “SEC”) a registration statement and a preliminary prospectus supplement (together with the prospectus dated October 16, 2013, the “Preliminary Prospectus”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus (including the documents incorporated by reference therein) and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the Preliminary Prospectus may be obtained from Needham & Company, LLC, 445 Park Avenue, New York, NY 10022, or by telephone at (800) 903-3268. References herein to “we,” “us,” “our” and similar terms, as well as references to the “Radisys,” refer to Radisys Corporation.
The following information supplements and updates the information contained in the Preliminary Prospectus:

Issuer:	Radisys Corporation (NASDAQ: RSYS)
Common stock offered by Radisys:
5,700,000 shares of common stock. In addition, we have granted the underwriter a 30-day option to purchase up to 855,000 additional shares of common stock to cover over-allotments, if any. Unless we specifically state otherwise, all information in this issuer free writing prospectus assumes that the underwriter does not exercise this over-allotment option and that there are no exercises of outstanding options to purchase shares of common stock or conversion of outstanding 2015 convertible senior notes.

Shares of common stock to be outstanding immediately after the offering:
34.9 million shares of common stock, based on 29.2 million shares of common stock outstanding as of December 31, 2013, which excludes as of that date:

3.5 million shares of common stock issuable upon exercise of outstanding options as of December 31, 2013 at a weighted average exercise price of $5.15 per share, of which 1.3 million were exercisable at December 31, 2013;
2.1 million shares of common stock issuable upon conversion of outstanding 4.50% convertible senior notes due 2015 (the “2015 convertible notes”);
335,000 shares of common stock issuable upon the time-based vesting of outstanding restricted stock units granted under our equity incentive plans with a weighted average grant date fair value of $4.73 per share;
796,000 shares of common stock issuable upon the performance-based vesting of outstanding LTIP and overlay awards granted under our equity incentive plans with a weighted average grant date fair value of $5.00 per share; and
482,613 shares of common stock reserved for future issuance under our equity plans.

Public offering price:	$3.40 per share; $19,380,000 total
Underwriting discounts and commissions:	$0.204 per share; $1,162,800 total
Net proceeds to Radisys:	Approximately $17,917,200, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
Pricing date:	March 20, 2014
Closing date:	March 25, 2014
Book-running manager:	Needham & Company, LLC
Co-manager:	D.A. Davidson & Co.
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